Douglas Davenport

Douglas Davenport has over 33 years of investment-management experience. He was a senior vice-president of the Robinson-Humphrey Co, Vice President with Kidder Peabody Co, president of Astrop Advisory Corporation and president of Atlanta Investment Counsel, LLC before joining Trinity Capital Management. At the Atlanta Investment Counsel, LLC, a Registered Investment Advisor owned by the family of Sir John Templeton, he managed the Wisdom Fund from 1998 to 2009 where he outperformed the benchmark S&P 500 and earned a 5-star Morningstar rating for ten years.

3 Year Work History:
2016-Present   Chief Investment Officer, Trinity Capital Management, LLC